UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON OCTBER 21, 2010

Date, time and place: Held October 21, 2010, at 10:00 a.m., at the Company’s headquarters at Alameda Santos, n.º 1.357, 6th floor, in the City and State of São Paulo.

Convocation: The convocation was waived since all of the Board members were present.

Attendance: All members of the Company’s Board were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chair. Claudia Elisete Rockenbach Leal – Secretary.

Agenda: (a) pursuant to article 17 of the Company’s Bylaws, authorize the Company to execute the Contract of Affreightment; (b) approve the proposed calendar of Board meetings for 2011; (c) review the Company’s Policies for Managing its Market Risks; (d) elect a Finance Committee member; and (e) approve the nomination of an alternate director.

Resolutions: After discussion and analysis of the matters included on the agenda, the Directors resolved, without reservation or qualification, as follows:

(i)
Approving the execution of the Contract of Affreightment (Contrato de Afretamento) by the Company and by STX PanOcean Co Ltd., for a period of 25 years, relating to product loading, shipment and marine chartering.

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(ii)	Approving the 2011 calendar for the next Board meetings, in accordance with the table below:

Month	Day	Time
February	24, Thursday	10:00 a.m. to 1:00 p.m.
April	28, Thursday	10:00 a.m. to 1:00 p.m.
June	21, Tuesday	10:00 a.m. to 1:00 p.m.
August	25, Thursday	10:00 a.m. to 1:00 p.m.
October	27, Thursday	10:00 a.m. to 1:00 p.m.
December	15, Thursday	10:00 a.m. to 1:00 p.m.

(iii)	Approving the following Company Policies for Managing its Market Risks, as filed at the Company’s headquarters:

- Policy for Managing Market Risks (“master”);
- Cash Management Policy:
- Policy for Managing Exchange Rate Risk;
- Policy for Managing Interest Rate Risk;
- Policy for Managing Commodity Risk (Pulp);
- Policy for Managing Counterparty and Issuer Risk

(iv)
Electing Sergio José Suarez Pompeo (Brazilian, unmarried, economist, bearer of I.D. R.G. n.º 132509720-0 as issued by Detran/RJ, registered with the Cadastro de Pessoas Físicas under n.º 094.449.797-76, with business address in the city of Rio de Janeiro at Av. República do Chile, 100, Centro, CEP 20031-917) as a member of the Company’s Finance Committee, which henceforth is composed as follows:

Finance Committee:
Coordinator	João Adalberto Elek Junior
Members:	João Carvalho de Miranda Sergio José Suarez Pompeo Wang Wei Chang
Secretary:	Samuel Saldanha Teixeira

(v)
Approving shareholder BNDESPAR’s nomination of Sergio José Suarez Pompeo to the post of alternate director for Eduardo Rath Fingerl.  The Board will forward this nomination to the next shareholders’ meeting.

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The Company’s Officers are authorized, as provided in the Bylaws, to sign any and all documents needed to give effect to the above resolutions.

Closing: There being nothing more to address, the meeting was closed to transcribe these minutes, which were read, found accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido – Chairman of the Board and Meeting Chair; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, October 21, 2010.

True to the original.
Extracted from the document itself.

Claudia Elisete Rockenbach Leal
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: December 17, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO